Mail Stop 4561

October 18, 2007

Dana C. Russell
Senior Vice President and
Chief Financial Officer
Novell, Inc.
404 Wyman Street, Suite 500
Waltham, MA 02451

       Re: Novell, Inc.
              Form 10-K for the Fiscal Year Ended
              October 31, 2006
              Filed May 25, 2007
              Form 10-Q for the Quarterly Period Ended
              April 30, 2007
              Filed June 8, 2007
              File No. 000-13351

Dear Mr. Russell:

       We have reviewed your response to our letter dated August 7, 2007 in connection with our review of the above referenced filings and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

       Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K For the Year Ended October 31, 2006

Consolidated Statements of Operations, page 59

1.   We note in your response to our prior comment 1 that for financial statement purposes, you classify revenue amongst products and services where VSOE does not exist for one or more elements by first allocating recognized revenue to the

elements in which VSOE does exist and then allocating the remaining recognized revenue to those elements that lack VSOE of fair value. In the example provided, you determined the ratio of total license (based on VSOE) to the total arrangement fee to determine amounts to classify as product revenue and the residual amount of revenue you recognized as maintenance and services. However, as noted in your revenue recognition policy disclosure on page 69, it appears that you typically do not have VSOE for software and as a result, the residual method is used in determining the amount to allocate to the software element in your multiple element arrangements. While we note in your response that arrangements for which you lack VSOE of fair value for the undelivered elements is less than 10% of total revenues, clarify these inconsistencies and tell us how you determine VSOE for the license element for income statement classification purposes. Also tell us how you allocate arrangement consideration for income statement classification purposes when you do not have VSOE of the delivered element (i.e. software) and any undelivered elements. Please advise.

2.   We note your response to our prior comment 2 regarding the Company's methodology for allocating revenues for income statement classification purposes from arrangements accounted for under contract accounting. While we note that historically these arrangements have not been material, we do have the following additional comments:

- Tell us how you considered paragraph 69 of SOP 97-2 and explain why the Company does not believe that the entire arrangement should be accounted for as a product pursuant to such guidance.
- Notwithstanding your response to the previous bullet point, explain how you are able to reasonably establish VSOE for purposes of your income statement classification. In this regard, tell us how you determined it is reasonable to look to separate sales of your licenses for arrangements that do not involve significant production or modification to the software in order to establish VSOE for licenses that do involve customization that is essential to the functionality of the software. It would appear that these are not comparable sales. Please explain.
- With regards to the service element, describe in greater detail how you establish VSOE for the services provided in arrangements accounted for under SOP 81-1. If the Company uses hourly rates charged for other services in order to establish VSOE for services provided in SOP 81-1 arrangements, then please explain further how you determined that the rates for services that result in significant modification or customization of the software are similar to the rates that would be charged when the services do not result in significant modification or customization of the software. That is, compare the nature and the activities performed for each type of service that distinguishes them such that one results in

significant modification or customization. Explain why the rates used are a proper surrogate for services when the services are not the same due to their complexity and duration.

3. We note that for arrangements that include rights to unspecified additional software products, revenue is recognized ratably over the term of the arrangement. Please clarify whether these are the subscription revenues that are included in the maintenance, subscription and services line item on the income statement. If so, please explain how you determined that subscriptions should be classified as "service" revenues as opposed to product revenues as these arrangements include the right to unspecified additional product. Otherwise, please explain what type of arrangements you classify as "subscriptions" and how you determined that classification as services is appropriate.

Form 10-Q For the Quarterly Period Ended April 30, 2007

Note B. Significant Accounting Policies

Recognition Policy – Microsoft Agreements-related Revenue, page 7

4. We note your response to our prior comment 12. With regards to such information, please explain further the following:

Business Collaboration Agreement:
-   We note that you determined VSOE for the SLES support subscriptions included in the Business Collaboration Agreement based on the Company's established history of selling single and multi-year subscriptions. We further note, however, that there is a range in the number of certificates Microsoft is able to purchase. Considering the $240 million payment is based on a variable number of certificates, please tell us how you were reasonably able to establish VSOE for this element.
-   We note your reference to "certain minimum purchase commitments" in the Business Collaboration Agreement. Please explain what these are and tell us how they may impact your revenue recognition.
-   Your response indicates that at this time, the Company does not anticipate earning any additional revenue from Microsoft relating to subscriptions beyond the $240 million already received. Please explain whether the terms of the contract provide for additional payments beyond the $240 million and tell us under what circumstances such payments would be made.

Technical Collaboration Agreement:
-   We note that pursuant to the terms of the Revised TCA, that "all or part" of

the payments under the terms of the arrangement "may" be paid to the Company. Please explain further these terms. Tell us under what circumstances the Company will receive full payment versus partial payment and tell us how such terms factored into your revenue recognition.

Overall Revenue Recognition Determination:
- We note that as these three agreements are inter-related and were negotiated and executed simultaneously, the Company considered all the agreements to constitute one arrangement with multiple elements. We further note that after applying EITF 00-21, the Company concluded that you have an undelivered element for which VSOE does exist and two undelivered elements for which VSOE does not exist. Please explain further how you applied the guidance in paragraphs 12 and 9 of EITF 00-21 in concluding that there is objective and reliable evidence of the fair value for the undelivered elements. In this regard, you have three undelivered elements and have only established VSOE for one of those undelivered. Therefore, it appears that you are using a form of the residual method to establish the value for the other two elements, which does not appear appropriate as you have all undelivered elements in this arrangement. Please explain further your consideration of this guidance or tell us what specific accounting guidance you applied in accounting for this arrangement.
- We note that the Patent Cooperation Agreement contains a covenant not to sue that terminates six years after the date the last patent expires, which will be after the contract termination date of January 1, 2012. Considering that part of the Patent Cooperation Agreement includes this covenant not to sue, then please explain further why the Company believes that this additional term should not be considered part of the contract term.
- Please provide the specific accounting literature you considered and relied upon in determining the appropriate revenue recognition convention for each element.

* * * * *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

You may contact Patrick Gilmore at (202) 551-3406 or me at (202) 551-3730 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Kathleen Collins
Accounting Branch Chief